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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


FORM 10SB12G/A

GENERAL FORM FOR THE REGISTRATION OF
SECURITIES OF SMALL BUSINESS ISSUERS
Under Section 12(b) or (g) of The Securities Exchange Act of 1934


Global Resources/Ventures Inc.
(Formerly Global Resources Ltd.)

Incorporated in the State of Nevada
August 3rd, 1983

Suite 200, 3804 Macleod Trail South,
Calgary, Alberta, Canada
T2G 2R2

Phone:(403) 216-5010


Title of Each Class	Name of each exchange on which registered

Common Shares		OTC BB


Item 1. Description of Business

a) Business Development

HelixSphere Technologies Inc. (the "Corporation") was originally incorporated under the laws of the State of Nevada on August 3, 1983 as Global Resources, Ltd. On August 19, 1997 the corporation changed its name to Global Resources/ Ventures and on March 1, 1999 to HelixSphere Technologies Inc.

On December 7, 1998 Global Resources/Ventures entered into an agreement with 744353 Alberta Ltd. ("744353") to acquire all outstanding shares of 744353 Alberta Ltd. by share exchange, the deal closed in February of 1999.

744353 Alberta Ltd. owns the rights to proprietary technology used in certain types of bicycles, wheelchairs, and recreational watercraft. The technology eliminates the chain and a gear system used in bicycles and provides greatly enhanced transmission of force. When applied to wheelchairs, the system allows easier use and requires less effort. In both of these applications, the constant transfer of power creates increased efficiency and output. In February of 1999, 744353 Alberta Ltd. became a wholly owned subsidiary of HelixSphere Technologies Inc. (formerly Global Resources/Ventures Inc.). In March of 1997 744353 Alberta Ltd. entered into an agreement to acquire the technology from a third party.

b) Business of Issuer

HelixSphere Technologies Inc. is in the business of intellectual property research and development, including marketing for commercialization. The short-term goal is to familiarize and gain acceptance in the marketplace for a revolutionary mechanical drive system, as it applies to a number of applications for established markets.

The Corporation is developing technology for a novel mechanism to power bicycles, wheelchairs and personal watercraft. The technology represents an efficient approach to the transmission of human power to these vehicle applications. Testing of the technology has shown increased efficiency and ergonomic superior movement for the person powering the device. The Corporation intends to prototype and develop the technology as it relates to these applications and to seek licensing, joint venture or manufacturing and distribution opportunities over the medium to longer term.

Helix Drive Bicycle

The drive utilizes the linear stroke of a rider's leg muscles to overcome the inherent inefficiencies of the traditional crank-rotational movement. The Helix Drive System, by its inherent design, utilizes linear body movement, which is a more natural body motion. It is simply a push-pull system similar to the motion developed in the popular a stair climber. This allows for maximum muscle recruitment and a continuous efficient transfer of power. The result is a more economical transfer of power from the body to the wheel while minimizing the amount of stress to the rider versus the rotational movement.

MARKET

Over the past 15 years the bicycle industry has been consistent with more than 100,000,000 units manufactured and sold per year worldwide. The U.S. industry is increasing according to the BMRI, Bicycle Market Research Institute-U.S.A. from a $3.6 billion industry in 1990 to a $5.2 billion industry in 1996. These statistics are based on unit sales of 20" wheels and above, the adult market.

The market statistics for the U.S. also reflects that approximately 53 million Americans age seven and older ride bicycles in a given year. Cycling is the third most popular recreational activity in the U.S. behind exercise walking and swimming (National Sporting Goods Association).

There are three American manufacturers that dominate the unit sales in the U.S. - Huffy Corp., Murray Ohio Mfg. and Roadmaster. Their bicycles are mostly sold through the mass-merchants such as Wal Mart, K-Mart and Toys R Us. About 80% of mass-merchant bikes are built in the U.S.

In dollars, the specialty channel accounts for approximately half of the cycling dollars spent. The specialty bike dealers account for nearly 100% of the service, parts and accessories sales and dominate in the bicycles selling for over $250.00. The U.S. has by far the largest number of independent bicycle shops at over 6800.

MARKETING AND DISTRIBUTION STRATEGY

The Helix Drive Bicycle prototypes and Helix Drive System have been introduced to the industry at two of the major tradeshows in 1997 - European Bicycle Design Competition (EBDC), Milan 2000, and Interbike 97 (Anaheim, Ca).

The Helix Drive Bicycle garnered 2nd prize for technical innovation at Vision 2000 part of EBDC, and won accolades and expressions of commercial interest from major industry players, market watchers and industry leaders at Interbike '97.

The Corporation intends to market and distribute the Helix Drive System Bicycle and the components in a two-pronged strategy; First, through the development, manufacture and distribution of a complete bicycle for the high-end consumer, under the Corporation's own brand name and trademarks, assembled using off-the-self components where possible, and distributed through conventional channels, utilizing distributors, wholesalers, and the extensive retail distribution network in North America and Europe. An elite testing and competition team at the national and international levels will complement the effort.

Secondly, the Corporation plans to embark on an aggressive technology licensing campaign, providing selected leading bicycle manufacturers, assemblers and distributors limited rights to the technology, in defined markets, and subject to minimum sales and royalty requirements.

Stage of Development

Several early prototypes of the Helix Drive Bicycle have been
developed.   A pre-production prototype must now be developed.
When this has been completed technical assessment and specification of the individual components must be completed and a specification list for every component developed. Once this list has been developed, existing components will be identified for use whenever possible to minimize the need to develop new
components.    It is expected that only the frame and actual
drive system will be produced under contract for the Corporation, all other components will be off the shelf and readily available in the industry. The specifications for these components will be developed and third party manufacturers will be contracted for the production. The Corporation will undertake the assembly, testing and quality control for the product prior to shipping either directly to the purchasers or to select bicycle dealers. As market penetration increases it is expected that production will be contracted or undertaken by existing bicycle manufacturers under license or through a joint venture agreement.

HELIX DRIVE WHEELCHAIR

The trend for persons with disabilities is to be more independent, mobile and participate in normal day to day activities. The principal consumers for wheelchairs are hospitals, nursing homes and the home use segment. With the baby boomers aging and as the general population life expectancy increases, the forecast for growth in the industry is in the range of 7-9% annually. Sales consist of powered (electric) and manual wheelchairs. The industry has responded with many new innovations including tilted-in wheels, hand-pedal style with gears such as bicycles, suspensions and various styles for a range of sporting events such as racing, trail riding, basketball, and tennis.



Description of Wheelchair Drive System

The operation of the Helix Drive System for wheelchairs incorporates the bio-mechanically-efficient movement of a straight push and/or pull of the arms. There is the added benefit of being able to add multiple gearing (under development) to the final drive ratio with the addition of an in-line gearing system (under development) with the helix drive shaft. Due to the nature of the Helix Drive System, a variety of wheel sizes can be introduced. This unique benefit allows for optimizing the wheel size while not needing to contend with the diameter of the wheel to mount a hand-rim to the wheel. This allows for design of the wheelchair for easy side entry and exit. Turning will be accomplished with the direct actuation of the shafts with alternate push-pull movements on the handgrips. The options under development include inline compound helix drive shafts, enclosed braking, twist-shift handles and one-way clutch systems. The drive system will add minimal weight to a wheelchair. This adds up to a more efficient drive system that allows the user to traverse greater distances and access many more varying terrain conditions.

This propulsion system will allow the user to push and/or pull to propel them forward while anchoring the trunk of the upper-body. This stabilizes the upper torso in a natural way and lends to the elimination of the oscillating movement of the body, which is associated to the traditional hand-rim propulsion method. This also eliminates the thrusting movement of the shoulder, which can lead to additional medical problems.

People with limited upper-extremity function and strength will benefit. The Helix Drive System wheelchair gives the user a new and increased level of mobility, better ergonomic function and freedom through the discovery and application of mechanics.

Stage of Development

The wheelchair is in an earlier stage of development than the bicycle. Currently a conceptual prototype has been built which has allowed the evaluation of body positioning; handle positions, wheel sizing and position, and optimal helix configuration. The conceptual prototype moves forward in a straight line only and the specific clutching and braking systems for turning and backing up need to be incorporated into the next prototype of the product.

Market

The athletic and sports segments of this market tend to be the earliest adopters of new technologies. As in cycling industry it is expected that racing wheelchair/hand cycle competitors will be the first adopters of the Corporation's technology. Their high profile and visibility will help spur the adoption of the technology throughout the remaining segments of the market. Cannondale has estimated that the sport wheelchair market is $400 million USD per year on a global basis. The total U.S. market for wheelchairs is approximately $500 million annually.

Production and Distribution Strategy

It is the Corporation's intention to seek a joint venture or licensing agreement with one of the major wheelchair producers and distributors due to the specialized nature of this market and the importance of established distribution channels.

TECHNOLOGY RESEARCH & DEVELOPMENT

The unique state-of-the-art technology has been applied to first generation prototypes that show the use of the technology as it applies to bicycles and wheelchairs. The prototypes utilize machined and twisted helical bars of 360 degrees and 720 degrees.

There needs to be further development and tests of mechanical components, stress and safety testing, materials, control shifting, linear gear development, reciprocal mechanics, suspensions and aesthetics. There will be an additional focus on the seating position and related ergonomic concerns. Defined studies will be undertaken to focus on human kinetics related to the new seating positions (new saddle development) and the drive movement of the linear stroke.

The corporation expects that the entire initial R&D process to deliver the first product for production and distribution will be completed in an estimated 8 to 12 months. The majority of funds to date have gone towards the acquisition of the technology.

Introduction of the researched technology has garnered enthusiastic responses from professionals in the bicycle industry, mobility products companies and recreational companies.
The company has received letters of interest to assist in development, licensing to acquisition of the technology.

Patents

The bicycle, wheelchair and watercraft patent application are in the patent pending stage.

Approvals and Government Regulations

Due to the nature of the device the FDA must approve the wheelchair prior to its sale, application for approval will be made upon completion of a final prototype. With devices such as the wheelchair, extensive product safety testing must be completed before the product can be released for sale.




Expenditures on Research and Development

Since inception the corporation has spent approximately $375,000 US to acquire the technology, $35,000 US for costs associated with the patenting process, and $15,000 US in further research and development. It is estimated that approximately 500 hours have been spent in the most recent year on research and development activities directly related to the products.

Environmental Laws

There are no unusual or extraordinary costs or impacts from local, state, or federal laws since the Corporation is involved in research and development, and will at most in the future, be assembling components manufactured by others.

Employees

HelixSphere Technologies currently has two full time consultants.

Item 3.  Management's Discussion and Analysis or Plan of
Operation

Over the next twelve months the company will embark on the process of completing the development of the technology by undertaking the following;

o Completion of pre-production prototypes
o Final Assembly - design, key specifications, testing, materials
-corrosion, durability
o Determine 1st generation design, build quantities
o Determine industry and association partnerships, endorsements
o Final product Beta testing - reliability
o Update market research - markets, competitive analysis, sales forecasts
o Complete final product specifications
o Materials procurement, manufacturing/assembly procedure
o Distribution plan - service plan - resources commitments
o Pilot build - assembly, evaluation
o Complete all manufacturing criteria, assembly, delivery
o Complete supplier qualification
o Product manuals, customer-user specifications documents
o Pricing strategy, roll-out/distribution strategy

Currently the Corporation has minimal cash reserves that will only allow its continued operation for 2 to 4 months. In order to implement the current plan of operation for the next twelve months the company will need approximately $500,000 U.S. It will be necessary for the Corporation to raise these additional funds.

It is expected that the company may complete some final assembly and quality assurance programming of the initial production runs and lease limited space. The Corporation does not expect to purchase a plant and the assembly and shipping activity do not require any specialized or significant equipment.

Contract employees will complete numerous aspects of the plan of operation. It is expected that over the next twelve month period the Corporation's number of employees will increase to approximately ten.

Item 3. Description of Property

The corporation does not own any property.

Item 4. Security Ownership of Certain Beneficial Owners and
Management

As of September 30, 1999

Title of Class
Name, Address and Position of Beneficial Owner
Amount And Nature Of Beneficial Owner
Percent of Class
Common Shares

Robert J. Chin,
Director & President
Box 4689, Station 'C', Calgary, Alberta, Canada, T2T 5P1
2,750,000(1)
35.8%
Common Shares

Howard M.W. Ames
Director & CEO
328 Silver Crest Drive N.W., Calgary, Alberta, Canada, T3B 2Y2
2,200,000
28.7%
Common Shares

Tony Lanzl
Director
555 East Chestermere Drive, Chestermere, Alberta, Canada, T1Z 1A4
879,218(2) Common and
434,663 Warrants(3)
11.5%
Common Shares

(1) These shares include 1,150,000 common shares issued to a holding company 100% owned by Mr. Chin, and 1,600,000 exchangeable shares in 744353 Alberta Ltd. exchangeable on a one for one basis for common shares in HelixSphere Technologies Inc.
(formerly Global Resources/Ventures Inc.)

(2) Includes exchangeable shares held by a number of private corporations that are solely owned by, or where Mr. Lanzl is a significant or majority shareholder.

(3) The warrants allow the holder to acquire one share of HelixSphere Technologies Inc. (formerly Global Resources/Ventures
Inc.) at $1.00 U.S. per share at any time until October 29, 2000.


Item 5. Directors, Executive Officers, Promoters and Control
Persons

As of September 30, 1999

Robert J. Chin - Age 39
Director, Chairman of the Board, President & Treasurer
Appointed December 17, 1998

1997-Present - President and Director of 744353 Alberta Limited a corporation formed to acquire proprietary technology from Helical
Dynamics International.

1996-1997 - Consulting, Marketing & Development- Helical Dynamics
International and Helical Dynamics Corp.

1996-Present - President and Director of 692776 Alberta Limited, a private holding/investment corporation

1991-Present - President and Director of Showcana Corporation, a production and artist management corporation


Howard M. W. Ames - Age 37
Director, CEO & Secretary
Appointed December 17, 1998

July 1998 to present  - Consulted to management of 744353 Alberta
Ltd. regarding corporate and strategic development issues.

March 1997 to August 1999 - Director, Andrew Wolf Cellars Ltd.
publicly traded wine importation, bottling and distribution company.

May 1996 to Oct. 1998 - Director, H20 Entertainment Corp., a publicly traded software game developer.

Nov. 1996 to Oct. 1997 - Director, Datalogger Inc. a publicly traded company, providing oil field services.

Dec. 1995 to Jan. 1997 - CEO, Interim COO, Zarges Strongbox Inc.
a private manufacturer of custom cases.

July 1992 to July 1995 - Director, CFO & General Manager of
Canadian Chemical Reclaiming Ltd. a publicly trader oil & gas service provider.


Tony Lanzl - Age 39

For the last five years Mr. Lanzl has been the President of and Denturist for Smile Denture Clinics.

In addition he owns and operates Monty's Deli, Penguin Pub, and has a number of other business and investment interests that he manages.


Bernard Stanton - Age 72

1992 to present - Consultant to AON Reed Stenhouse, Edmonton,
Alberta, for Aerospace and Aviation clients.

1986-1995 - Vice Chairman, Director and Chairman of Executive
Committee of Central Western Railway Holding Corporation and subsidiary companies.

Item 6 Executive Compensation

As of December 31, 1998 neither Robert J. Chin, President and Treasurer nor Howard M. W. Ames CEO and Secretary had received any compensation in any form from the Corporation. Messrs. Lanzl and Stanton have not received compensation for their services as of December 31, 1998.

The former President of the Corporation from January 1, 1998 to
December 17, 1998 received a total of $1,774.83 compensation. No other compensation has been paid to any other Director or Officer during the period January 1, 1998 to December 17, 1998.

Item 7 Certain Relationships and Related Transactions

Robert J. Chin, Director and President and Tony Lanzl, Director are both Directors and shareholders, and additionally Mr. Chin is President of 744353 Alberta Ltd. who in December of 1998 entered into a Letter of Intent and subsequently entered into a share exchange agreement with HelixSphere Technologies Inc. (the "Corporation") concluding with 744353 Alberta Ltd. becoming a wholly owned subsidiary of the Corporation.

Mr. Chin owned 60.5% of 744353 Alberta Ltd. and Mr. Lanzl owned
29.5% of 744353 Alberta Ltd.   In addition, Mr. Lanzl owns
warrants in 744353 Alberta Ltd. giving him the right to acquire up to 401,330 shares in 744353 Alberta Ltd. at a price of $1.00 U.S. per share upon conclusion of the transaction these warrants were exchanged for warrants in HelixSphere Technologies Inc. on a one for one basis with the same rights and privileges.

Item 8 Description of Securities.

The Corporation has one class of stock authorized common share for which its charter allows the issuance of up to 50,000,000 shares. The Board of Directors may from time to time, declare and the corporation may pay, dividends on its outstanding shares upon the terms and conditions provided by law and its articles of incorporation. Each issued common share has the right to vote at any shareholder's meeting called by the corporation.

Part II

Item 1. Market Price of and Dividends on the Registrant's Common
Equity and Other Shareholder Matters.

The Corporation's common shares are traded OTC-BB

Approximate number of holders of record - 80 (Eighty) as of September 30, 1999.

As of September 30, 1999 the Corporation has paid no dividends.

The Board of Directors may from time to time, declare and the Corporation may pay dividends on its outstanding shares in the manner, and upon terms and conditions provided by law and its articles of incorporation.

Item 2. Legal Proceedings

As of December 31, 1998 the Corporation was not a party to any litigation, however, 744353 Alberta Ltd., which was subsequently acquired by share exchange by the issuer, was and remains a party to litigation as follows:

744353 Alberta Ltd. is a party to a pending legal proceeding in the Court of Queen's Bench of Alberta in the Judicial District of Calgary.

On April 7, 1998 action was launched by Dr. Harry Snatic, Dr. Jed Snatic, David Townshend, Trevor Countryman, Dr. Wayne Young and Contraband Properties Inc. ("the Plaintiffs") against Mighel Doroftei, Helical Development Corporation and Helical Dynamics International Inc. ("HDI") subsequently the action was amended to include Robert Chin and 744353 Alberta Ltd. ("the defendants").

The Plaintiffs sought to prevent the sale of certain assets of Helical Dynamics International Inc. specifically patents pending relating to the use of a helical drive system in bicycles, watercraft and wheelchairs and the licensing of rights to use related technology in these applications ("the technologies").

In March 1997, 744353 Alberta Ltd. entered into a agreement to purchase the technologies from HDI. The plaintiffs sought to prevent the sale and to prevent any other sale or transfer of the technology of HDI or 744353 Alberta Ltd. without their consent.

An order was granted in June 10, 1998 which provides that 744353 Alberta Ltd. the defendants "are and shall be entitled to carry on business in the ordinary course PROVIDED ONLY that should they wish to sell, encumber, dissipate or otherwise change their interest in the Technology, whether directly or indirectly, they shall first provide to the Plaintiffs, through their counsel, written notice (the "Notice") of the proposed transaction at least 30 days prior to closing of the transaction. . . . Should the Plaintiffs wish to object to the transaction proposed in the Notice, they shall, within the 30 days provided in the Notice, apply to the Court in this Action with notice to counsel for the Defendants to restrain the proposed transaction (An "Objection"). Pending further Order of the Court with respect to the Objection the proposed transaction shall not proceed."

In the affidavits of the Plaintiffs they sought as relief in part, a declaration that the agreement entered into by HDI and 744353 Alberta Ltd. was null and void and sought associated damages and costs.

Current Status of Litigation

The Plaintiffs have taken no further action since June 10, 1998.

On August 16, 1999 HDI transferred title to all technology as identified in the sale agreement of March of 1998 to 744353
Alberta Ltd.

Item 3. Change in and Disagreements with Accountants

In September 1999, the Corporation's directors changed Auditors from Barry L. Friedman, of Las Vegas, Nevada to Werner Haag of Calgary, Alberta, Canada in order to facilitate access by management and executive to the firm's auditors. There was no adverse opinion or disclaimer of opinion expressed on the previous audited statements by Mr. Friedman, nor were there any disagreements or outstanding issues.

Item 4. Recent Sales of Securities

The following list outlines all securities issued by the Corporation since July 16, 1998 and its filing document pursuant to Reg. Sc. 240.15c2-11 (a)(5).

Date		Type		Number	Amount	Persons
Nov. 2/98	Common	200,000	$2,000	Consulting Services
Dec.7/98	Common	1,150,000	$115,000	paid by Promissory
								Note-R. Chin
Dec.7/98	Common	700,000	$70,000	paid by Promissory
 								Note-H. Ames
Feb. 24/98	Common	2,643,217			All outstanding common
 								shares of 744353
								Alberta Ltd.
								744353 Alberta Ltd. 										Shareholders
Jun. 21/99	Common	33,333	$25,000	Private Placement
Aug. 4/99	Common	10,000	$7,500	Private Placement

Item 5. Indemnification of Directors and Officers

The Corporation indemnifies Officers, Directors, Employees and
Agents of the corporation pursuant to Chapter 78.751 of the Nevada revised Statutes, in its entirety.

The company's stock traded, according to "Realtime Quotes" Low -
 .75 High - 2.125 during the last quarter of 1998.



GLOBAL RESOURCES/VENTURES INC.
(Formerly Global Resources, Ltd.)
(A Nevada U.S.A. Company)

FINANCIAL STATEMENTS

DECEMBER 31, 1998



Table of Contents


Auditors' Report	1

Balance Sheet	2

Statement of Loss and Deficit	3

Statement of Cash Flows	4

Notes to Financial Statements	5-6 AUDITORS' REPORT


To the Shareholders of
Global Resources/Ventures Inc.


We have audited the balance sheet of Global Resources/ Ventures Inc. as at December 31, 1998 and the statements of loss and deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an audit opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 1998 and the results of its operations and the changes in its financial position for the year then ended in accordance with generally accepted accounting principles.

The comparative figures for 1997 were reported on by other auditors.

Calgary, Alberta
November 15, 1999

Werner Haag
Chartered Accountants






GLOBAL RESOURCES/VENTURES INC.
(Formerly Global Resources, Ltd.)
(A Nevada U.S.A. Company)

BALANCE SHEET

DECEMBER 31, 1998

							 	US $
							1998 		1997


ASSETS

LIABILITIES

CURRENT
  Payable to 744353 Alberta Ltd.	     4,343 	        -
  Payable to directors			   	 -   	     1,690
						     4,343 	     1,690


SHAREHOLDERS' DEFICIENCY
  Share capital (Note 3)		    17,325	     2,400

  Deficit					   (21,668)	  (  4,090)
						 (  4,343)	  (  1,690)

  					 		 -             -





The accompanying notes are an integral part of these financial statements.


APPROVED ON BEHALF OF THE BOARD:

Howard M.W. Ames  Director - CEO
Robert J. Chin    Director - President
















GLOBAL RESOURCES/VENTURES INC.
(Formerly Global Resources, Ltd.)
(A Nevada U.S.A. Company)

STATEMENT OF LOSS AND DEFICIT

YEAR ENDED DECEMBER 31, 1998

								U.S.$
							 1998   	  1997


REVENUE							-	    -

EXPENSES
  Contract services				6,375 	    -
  Professional fees				3,350 	    -
  Office						7,082 	  1,690
  Agent fees	       			  768 	    -
  Bank charges					    3 	    -
 						     17,578 	  1,690

NET LOSS FOR THE YEAR			    (17,578)	 (1,690)

Deficit At Beginning Of Year		  	4,090)	 (2,400)

DEFICIT AT END OF YEAR			    (21,668)     (694,548)




The accompanying notes are an integral part of these financial statements.







GLOBAL RESOURCES/VENTURES INC.
(Formerly Global Resources, Ltd.)
(A Nevada U.S.A. Company)

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 1998


	 								  U S $
								 1998     1997


CASH FLOWS FROM OPERATING ACTIVITIES
  Net loss for the year 	   		     (17,578)   (1,690)


CASH FLOWS FROM FINANCING ACTIVITIES
  Advances from 744353 Alberta Ltd.			4,343 	  -
  Advances from (to) directors			(1,690)	1,690
  Issuance of share capital				   149 	  _
  Issuance of additional paid in capital		14,776 	  -
								17,578 	1,690

INCREASE IN CASH BEING CASH AT END OF YEAR	 -            -





The accompanying notes are an integral part of these financial statements.










GLOBAL RESOURCES/VENTURES INC.
(Formerly Global Resources, Ltd.)
(A Nevada U.S.A. Company)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 1998



1.  INCORPORATION OF COMPANY

The Company was incorporated on August 3, 1983 under the laws of the State of Nevada, U.S.A., as Global Resources Ltd. On August
19, 1997 the Company changed its name to Global
Resources/Ventures Inc.


2.  CONTINUITY OF OPERATIONS

		These financial statements are prepared in accordance with generally accepted accounting principles with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business as a going concern. However, the Company has no current source of revenue. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern.


3.  SHARE CAPITAL

	Authorized
	50,000,000 shares at $.001 per share
							Number  		U S $
	Issued
	Balance December 31, 1997		2,400,000 	      2,400

	Issued for cash	   			  149,250 	        149

	Balance December 31, 1998		2,549,250 	      2,549

Additional paid in capital			   14,776	     17,325
cash contribution in 1998
















GLOBAL RESOURCES/VENTURES INC.
(Formerly Global Resources, Ltd.)
(A Nevada U.S.A. Company)

NOTES TO FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 1998



4.  INCOME TAXES

At December 31, 1998 the Company has income tax losses available for carry forward to reduce future taxable income. The benefit of these tax losses has not been recognized in the financial statements, and expires as follows:

		                   2004			$   1,690
		                   2005			   17,578

					              	 $ 19,268

5.  SUBSEQUENT EVENT

Subsequent to December 31, 1998 the Company acquired all the outstanding share capital of a Canadian Company, 774353 Alberta
Ltd., in a share for share exchange.


6.  UNCERTAINTY DUE TO YEAR 2000 ISSUE

The year 2000 issue arises because many computerized systems use two digits rather than four to identify a year. Date sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems that use certain dates in 1999 to represent something other than a date. The effect of the Year 2000 issue may be experienced before, on, or after January 1, 2000. If not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure that could affect an entities ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 issue affecting the entity, including those related to the effects of customers, suppliers, or other third parties, will be fully resolved.










744353 ALBERTA LTD.

FINANCIAL STATEMENTS

DECEMBER 31, 1998

Table of Contents

Auditors' Report	1

Balance Sheet	2

Statement of Loss and Deficit	3

Statement of Cash Flows	4

Notes to Financial Statements	5-7 AUDITORS' REPORT


To the Shareholders of
744353 Alberta Ltd.

We have audited the balance sheet of 744353 Alberta Ltd. as at December 31, 1998 and the statements of loss and deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an audit opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 1998 and the results of its operations and the changes in its financial position for the year then ended in accordance with generally accepted accounting principles.



Calgary, Alberta
November 15, 1999


Werner Haag
Chartered Accountants




744353 ALBERTA LTD.

BALANCE SHEET

DECEMBER 31, 1998


ASSETS

CURRENT
  Cash								$   5,277
  Accounts receivable						    2,291
  Receivable from Global Resources/Ventures		    6,427
  Receivable from directors					    3,528
  Prepaid expenses					            794
									   18,317

CAPITAL (Note 4)						    	    3,327

									$  21,644

LIABILITIES

CURRENT
  Accounts payable and accrued liabilities		$ 107,877
  Payable to directors					 	    6,291
								 	  114,168


SHAREHOLDERS' DEFICIENCY
  Share capital (Note 5)					  602,024

  Deficit							 	 (694,548)
									  (92,524)

								 	$  21,644

The accompanying notes are an integral part of these financial statements.


APPROVED ON BEHALF OF THE BOARD:

Robert J. Chin		Director-President

Howard M.W. Ames		Director









744353 ALBERTA LTD.

STATEMENT OF LOSS AND DEFICIT

YEAR ENDED DECEMBER 31, 1998



REVENUE


EXPENSES
  Technology, research,
  Development and patents			  616,402
  Professional fees		 	 	   23,833
  Contract services	 		 	   19,500
  Advertising and promotion			   14,270
  Travel and accommodation			   10,808
  Office	 					    3,548
  Telephone	 					    3,365
  Rent						    3,178
  Bank charges					    1,067
  Amortization				            746
  	 						  696,717

  Less rent recovery			    	   (2,169)

NET LOSS FOR THE YEAR
BEING DEFICIT AT END OF YEAR			$(694,548)




The accompanying notes are an integral part of these financial statements.























744353 ALBERTA LTD.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 1998



CASH FLOWS FROM OPERATING ACTIVITIES
  Net loss for the year 				 	$ (694,548)
  Adjustment for Amortization	 				       746
									  (693,802)

  Changes in non-cash operating working capital
    Accounts receivable						    (2,291)
    Prepaid expenses						      (794)
    Accounts payable and accrued liabilities		   107,877
    Advances from directors				           2,763
									   107,555
									  (586,247)

CASH FLOWS FROM INVESTING ACTIVITIES
  Receivable from Global Resources/Ventures		    (6,427)
  Purchase of capital assets					    (4,073)
									   (10,500)

CASH FLOWS FINANCING ACTIVITIES
  Issuance of share capital 					   602,024

INCREASE IN CASH BEING CASH AT END OF YEAR	 	$    5,277



The accompanying notes are an integral part of these financial statements.























744353 ALBERTA LTD.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1998


1.  INCORPORATION

The Company was incorporated under the laws of the Province of Alberta on June 18, 1997 and commenced operations in 1998.


2.  SUMMARY OF ACCOUNTING POLICIES

	Capital Assets

	Capital assets are recorded at cost.  Amortization is
provided on the 	diminishing balance basis at an annual rate of
20%.

Research and Development Costs

Research costs are expensed as incurred.  Development costs
are also expensed unless they meet specific criteria 	related to
technical, market and financial feasibility.

Foreign Currency Translation

Monetary assets and liabilities have been translated using the exchange rate in effect as of the date of the balance sheet.

Non-monetary assets and liabilities have been translated using the exchange rate at the time the asset was acquired or the debt incurred.

Revenue and expenses have been translated using the average
exchange rate for the year.  Gains or losses in translation
have been charged to 	income of the current year.

Use of Estimates

The preparation of financial statements in conformity with
generally 	accepted accounting principles requires management to
make estimates 	and assumptions that effect the reported
amounts of assets and 	liabilities and the disclosure of
contingent assets and liabilities at the date of the financial statements and revenues and expenses for the period reported. Actual results could differ from those estimates.












744353 ALBERTA LTD.

NOTES TO FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 1998


3.  CONTINUITY OF OPERATIONS

	These financial statements are prepared in accordance with generally accepted accounting principles with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business as a going concern.

	The Company has sustained a material loss and has a working capital deficiency and has no established source of revenue.

	If the Company is unable to meet debt obligations through establishment of revenue sources or the realization of additional capital, it would be unlikely that the Company would continue as a going concern.



4.  CAPITAL ASSETS
							Accumulated 	Net Book
						Cost  Amortization 	Value

	Leasehold improvements 		$ 4,073    	$ 746     	$  3,327



5.  SHARE CAPITAL

	Authorized
	  Unlimited Class A and B voting shares
	  Unlimited Class C, D, E and F non-voting shares
	  Unlimited Class G and H non-voting redeemable shares

Issued for cash		2,555,328 Class A shares	$ 602,024











744353 ALBERTA LTD.

NOTES TO FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 1998

6.  INCOME TAXES

At December 31, 1998 the Company has income tax losses available for carry forward to reduce future taxable income. The benefit of these tax losses has not been recognized in the financial statements, and expires as follows:

2005									$  75,809

Amounts expensed in financial statements
and not yet claimed for income tax purposes		  462,302
									$ 538,111

7.  SUBSEQUENT EVENT

Subsequent to September 30, 1998 all the outstanding share capital of the Company was acquired by a U.S.A. Company, Global
Resources/Ventures.


8.  UNCERTAINTY DUE TO YEAR 2000 ISSUE

The year 2000 issue arises because many computerized systems use two digits rather than four to identify a year. Date sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems that use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 issue may be experienced before, on, or after January 1, 2000. If not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure that could affect an entities ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 issue affecting the entity, including those related to the effects of customers, suppliers, or other third parties, will be fully resolved.

IN accordance with Section 12 of the Securities Exchange Act of
1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: December 1st, 1999

744353 Alberta Limited
President-Director
Robert J. Chin


HELIXSPHERE TECHNOLOGIES INC.
(Formerly Global Resources/Ventures)
(A Nevada, U.S.A. Company)

 CONSOLIDATED FINANCIAL STATEMENTS (Interim)

THIRD QUARTER
AS AT SEPTEMBER 30, 1999

BALANCE SHEET
								INTERIM
								SEPT. 30/99

ASSETS

	Current						-
	Cash						      $40.12
	Accounts receivable			   $4,666.10
	Receivable from directors		     $929.25
	Prepaid expenses				     $529.33
	Retainers paid				   $2,108.31

CAPITAL ASSETS					   $2,072.30
							  $10,345.41

LIABILITIES AND SHAREHOLDER'S EQUITY

Current

Accounts payable and accrued liabilities	  $26,099.53
Payable to directors				  $33,103.54
Shareholder's loans				  $11,666.67

							  $70,869.73

SHAREHOLDER'S EQUITY

Share capital					 $565,485.30
Deficit						($626,009.62)
							  $10,345.41

The accompanying notes are an integral part of these financial statements.













HELIXSPHERE TECHNOLOGIES INC.
(Formerly Global Resources/Ventures)
(A Nevada, U.S.A. Company)

 CONSOLIDATED FINANCIAL STATEMENTS (Interim)

THIRD QUARTER
SEPTEMBER 30, 1999

STATEMENT OF LOSS AND DEFICIT

FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 1999 - Unaudited

								INTERIM
								SEPT. 30/99
REVENUE

Sales									-

EXPENSES

Technology, research development and patents	  $19,406.42
	Professional fees					  $60,735.43
	Contract services					  $38,740.70
	Advertising and promotion			   $5,229.50
	Travel and accommodation			   $3,498.09
	Office						   $6,577.90		Telephone						   $2,762.15
	Rent							   $4,933.01
	Bank charges					     $151.83
	Amortization					     $365.70
	Less rent recovery				     $800.00

NET INCOME (LOSS)
	BEING DEFICIT AT PERIOD END			($141,600.73)


	Deficit, Beginning of Period				-

	Deficit, End of Period				($141,600.73)

	Net Income (Loss) Per Share				-



The accompanying notes are an integral part of these financial statements.











HELIXSPHERE TECHNOLOGIES INC.
(Formerly Global Resources/Ventures)
(A Nevada, U.S.A. Company)

 CONSOLIDATED FINANCIAL STATEMENTS (Interim)

THIRD QUARTER
AS AT SEPTEMBER 30, 1999

STATEMENT OF CASH FLOWS (Unaudited)

							INTERIM
							SEPT. 30/99
CASH FLOWS FROM OPERATING ACTIVITIES

Net loss for year					($141,600.73)
Adjustments for amortization				365.70
							($141,235.03)

Changes in non-cash operating working capital

Accounts receivable				  ($3,138.77)
 	Prepaid expenses				     $529.33
  	Accounts payable and			 ($45,867.29)
  	Accrued liabilities
	Advances from directors			  $31,261.54
	Shareholder's loans			  $11,666.67

CASH FLOWS FROM FINANCING ACTIVITIES

	Purchase of capital assets		    ($220.00)
CASH FLOWS FROM FINANCING ACTIVITES

	Issuance of share capital		 $147,043.67

CASH AT END OF YEAR					$40.12

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS

1. The statements are for the third quarter of 1999, ending
September 30,1999.
2. The statements have not been reviewed, are unaudited and are internally generated.
3. All conversions to U.S. currency have been made at $1.50 U.S. per $1.00 Canadian.
4. There are no comparative financial statements for the previous
 9-month period.

September 30th, 1999

HelixSphere Technologies Inc.
Howard M.W. Ames	CEO-Director
Robert J. Chin	President-Director